UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2019

Commission File Number: 001-39117

36Kr Holdings Inc.

(Exact Name of Registrant as Specified in Its Charter)

5-6/F, Tower A1, Junhao Central Park Plaza
 No. 10 South Chaoyang Park Avenue
 Chaoyang District, Beijing, People’s Republic of China, 100026
 +86 10 5825-4106
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

36Kr Holdings Inc.

Date:	December 10, 2019	By:	/s/ Jihong Liang
			Name:	Jihong Liang
			Title:	Director and Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release

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